UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ______________________

Commission File No. ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES
STOCK RETIREMENT PLAN
DECEMBER 31, 2007 AND 2006

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 23, 2008

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2007	2006
Assets		
Cash	$ 4,939	$ 5,802
Investments, at fair value	6,060,503	5,402,053
Due from brokers	1,597	7,394
Net assets reflecting all investments at fair value	6,067,039	5,415,249
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,922)	8,866
NET ASSETS AVAILABLE FOR BENEFITS	$6,064,117	$5,424,115

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 132,047
Participant	281,318
Total contributions	413,365
Investment income	
Net appreciation in fair value of investments	362,797
Interest and dividends	290,050
Net investment income	652,847
Total additions	1,066,212
Deductions	
Benefits paid to participants	(473,592)
Other expenses	(379)
Total deductions	(473,971)
Net increase prior to transfer	592,241
Plan transfer (note G)	47,761
NET INCREASE AFTER TRANSFER	640,002
Net assets available for benefits	
Beginning of year	5,424,115
End of year	$6,064,117

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott"), selected participating subsidiaries and affiliates, TAP Pharmaceutical Products Inc. (Abbott's joint venture with Takeda America Holdings, Inc.), TAP Pharmaceuticals Inc. and TAP Finance Inc. (wholly-owned subsidiaries of TAP Pharmaceutical Products Inc.) may, after meeting certain employment requirements, voluntarily participate in the Plan. Puerto Rico employees participate in the Abbott Laboratories Stock Retirement Plan (Puerto Rico), a separately sponsored plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer HR Outsourcing LLC and Mercer Trust Company (collectively, "Mercer") are the custodian ("Custodian"), trustee ("Trustee") and record keeper of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections.

Effective January 1, 2006, the Plan was amended to clarify that the portion of the Plan that is invested in Abbott shares is a permanent feature of the Plan.

On April 2, 2007, the Plan was amended to allow Roth 401(k) after-tax contributions and installment distributions.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust ("Trust"). The Trust is administered by Mercer and an Investment Committee comprised of three Abbott employees (the "Committee"). Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% and may contribute up to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. If the participant contributes according to the plan requirements the employer contribution is 5% of the participant's eligible earnings. Employer contributions are invested each pay period on a pro rata basis in accordance with the employee's investment elections.

Cash dividends on shares of Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offers thirteen investment options: Abbott common shares, SRP Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund, Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, American Funds EuroPacific Growth Fund and Dodge & Cox Balanced Fund. The other investment options included in the schedule of assets (held at end of year) were held as a result of the Kos Pharmaceuticals, Inc. ("Kos") acquisition (note G). These investments were liquidated in January 2008 and were transferred into the investments currently offered by the Plan. In addition, in 2004, Abbott spun off its hospital products business, Hospira, Inc. ("Hospira"), and Abbott shareholders received one share of Hospira stock for every ten shares of Abbott shares owned. Participants who received Hospira stock through this distribution may continue to hold the stock in their investment accounts.

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2007 and 2006, forfeitures reduced Abbott's contributions by approximately $830,000 and $1,306,000, respectively. Approximately $309,000 and $82,000 of forfeitures were available at the end of 2007 and 2006, respectively, to reduce future Abbott contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

As described in Financial Accounting Standards Board ("FASB") Staff Position, FSP AAG INV-1 and SOP 94-4-1, "*Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans*" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As of December 31, 2006, the Plan adopted the FSP and, accordingly, the statement of net assets available for benefits presents all investments at fair value, an amount needed to adjust net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, and net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "*Fair Value Measurements.*" SFAS No. 157 applies to all fair value measurements not otherwise specified in an existing standard, clarifies how to measure fair value, and expands fair value disclosures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe the adoption of SFAS No. 157 will have a material impact on the Plan's financial statements upon adoption by the Plan in 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition

Except for the SRP Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. The fair value of each guaranteed investment contract ("GIC") in the Stable Value Fund is calculated on a contract-by-contract basis by the individual GIC issuer, or in some cases by Mercer. The primary method used to calculate the fair value is by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at cost, which approximates fair value.

Mercer maintains contributions to the SRP Stable Value Fund in a separate account. The account is credited with earnings on underlying investments (principally insurance contracts) and charged for Plan withdrawals and administrative expenses charged by Mercer. Each GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the Stable Value Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to this fund. Contract value, as reported to the Plan by Mercer, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are negotiated with each issuer at the time of purchase and are fixed throughout the term of the contracts, with the exception of one contract, which resets monthly based on the Consumer Price Index plus a spread.

	2007	2006
Average yields (approximate)		
Based on actual earnings	5%	5%
Based on interest rate credited to participants	5	5

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include bankruptcy of the Plan sponsor, bankruptcy or default by the issuer, or the failure of the Trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates except in the instance of fraud.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition - Continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of Hospira stock. Mutual and other pooled fund investment management fees are charged against the net assets of the respective fund. Abbott pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2007 and 2006 (dollars in thousands):

	2007	2006
Abbott common shares	$2,580,618	$2,517,332
Dodge & Cox Balanced Fund	367,682	276,863
Growth Fund of America, Class R5	344,058	N/A
American Funds EuroPacific Growth Fund, Class R5	415,312	N/A

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

NOTE C - INVESTMENTS - Continued

A summary of Abbott common share data as of December 31, 2007 and 2006, is presented below:

	2007	2006
Abbott common shares, 45,959,363 and 51,679,990 shares, respectively (dollars in thousands)	$2,580,618	$2,517,332
Market value per share	$56.15	$48.71

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows (dollars in thousands):

Mutual funds	$ (45,811)
Common shares/stock	408,608
	$362,797

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE G - ACQUISITIONS

On April 21, 2006, Abbott completed its acquisition of certain businesses and employees of Guidant Corporation. At that time, the Abbott Retirement Savings Plan ("ARSP") was established to provide retirement benefits for these eligible employees. On December 31, 2006, the ARSP was merged into the Plan. As a result, approximately $71,800,000 of assets were transferred into the Plan, and approximately 5,500 participants became participants in the Plan.

On December 15, 2007, Abbott completed its acquisition of Kos. These employees are covered by a separate plan, the Kos Savings Plan. On December 31, 2007, the Kos Savings Plan was merged into the Plan. As a result, approximately $47,761,000 of assets were transferred into the Plan, and approximately 550 participants became participants in the Plan.

NOTE H - SUBSEQUENT EVENTS

On May 1, 2008, Abbott and Takeda Pharmaceutical Company Limited ("Takeda") announced that they had concluded their TAP Pharmaceutical Products, Inc. ("TAP") joint venture, effective with the close of business on April 30, 2008. TAP will cease its co-sponsorship of the Stock Retirement Plan, Lupron franchise employees who transfer to Abbott will continue to participate in the Plan, and all other TAP employees will cease participation. Accounts of TAP employees will be transferred to the Takeda 401(k) plan in mid-2008.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares				$2,580,618
Hospira, Inc., common stock				140,746
Mutual funds				
American Funds EuroPacific Growth Fund, Class R5				415,312
Dodge & Cox Balanced Fund				367,682
George Putnam Fund of Boston, Class Y				68,849
Growth Fund of America, Class R5				344,058
Investment Company of America Fund, Class R5				125,715
*Putnam Fund for Growth and Income, Class Y				135,381
*Putnam International Equity Fund, Class Y				236,465
*Putnam Voyager Fund, Class Y				202,406
Washington Mutual Investors Fund, Class R5				125,263
Vanguard Extended Market Index Fund				221,501
Vanguard Institutional Index Fund				278,091
Massachusetts Mutual Life Insurance Company				
Destination Retirement 2020 Fund				1,750
Destination Retirement 2030 Fund				3,357
Destination Retirement 2040 Fund				1,318
Destination Retirement Income Fund				149
Destination Retirement 2010 Fund				310
Select Focused Value Fund				1,862
Select Indexed Equity Fund				4,726
Select Large Cap Value Fund				3,003
Select Mid Cap Growth Equity II Fund				3,019
Select Overseas Fund				4,381
Select Small Company Growth Fund				1,918
Select Small Company Value Fund				1,867
Premier Money Market Fund				7,874
Oppenheimer				
Capital Appreciation Fund				3,389
Global Fund				1,778
Strategic Income Fund				2,928
Pooled separate account				
Massachusetts Mutual Life Insurance Company				
Fixed Interest Account				3,977
*Loans to participants, 4.00% to 10.25%				116,654

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2007
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Stable Value Fund				
Guaranteed investment contracts				
Genworth Financial	4.19%	2/5/2008		$ 6,260
Genworth Financial	3.70%	9/30/2008		7,964
Genworth Financial	4.13%	1/2/2009		10,052
Genworth Financial	4.28%	3/2/2009		6,049
Hartford Life Insurance Company	3.74%	3/17/2008		6,104
Hartford Life Insurance Company	4.03%	4/9/2008		6,171
Hartford Life Insurance Company	4.41%	8/15/2008		5,159
Hartford Life Insurance Company	4.24%	11/12/2008		4,052
Hartford Life Insurance Company	4.16%	3/2/2009		4,014
Hartford Life Insurance Company	5.80%	6/13/2011		15,478
Hartford Life Insurance Company	6.03%	8/3/2012		25,609
Jackson National Life Insurance Company	4.14%	9/1/2009		11,395
Jackson National Life Insurance Company	4.25%	2/15/2010		6,701
Jackson National Life Insurance Company	4.40%	4/1/2010		11,370
Metropolitan Life Insurance Company	4.35%	1/10/2008		5,302
Metropolitan Life Insurance Company	2.36%	2/15/2008		1,596
Metropolitan Life Insurance Company	2.45%	2/15/2008		3,197
Metropolitan Life Insurance Company	3.94%	8/1/2008		4,989
Metropolitan Life Insurance Company	4.38%	11/11/2008		6,112
Metropolitan Life Insurance Company	3.98%	10/30/2009		10,068
Monumental Life Insurance Company	4.80%	1/4/2008		10,476
Monumental Life Insurance Company	4.59%	6/30/2009		11,695
Monumental Life Insurance Company	4.13%	12/31/2009		11,332
Monumental Life Insurance Company	4.55%	7/1/2010		11,268
New York Life Insurance Company	3.93%	1/4/2008		4,431
New York Life Insurance Company	3.06%	6/18/2008		12,139
New York Life Insurance Company	3.15%	7/30/2008		4,334
Pacific Life Insurance Company	4.24%	12/1/2008		10,105
Pacific Life Insurance Company	4.32%	2/16/2010		11,355
Principal Life Insurance Company	3.84%	9/10/2008		2,793
Principal Life Insurance Company	4.38%	5/17/2010		11,308
Principal Life Insurance Company	4.50%	8/16/2010		11,214
Principal Life Insurance Company	6.10%	7/19/2012		15,408
Principal Life Insurance Company	6.20%	6/19/2012		25,818
Principal Life Insurance Company	4.15%	2/15/2008		2,694
Principal Life Insurance Company	4.17%	2/15/2008		5,305
Principal Life Insurance Company	3.22%	7/30/2008		5,188
Prudential Asset Management Company	5.24%	4/9/2009		10,379
Prudential Asset Management Company	4.22%	11/13/2009		5,568
Prudential Asset Management Company	4.20%	11/30/2009		8,535
Prudential Asset Management Company	4.23%	1/4/2010		8,543
Prudential Asset Management Company	5.58%	10/8/2010		10,126
Prudential Asset Management Company	5.50%	12/3/2009		25,111

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2007
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Stable Value Fund - Continued				
Guaranteed investment contracts - Continued				
Security Life of Denver	5.11%	2/17/2009		$ 5,224
Security Life of Denver	4.22%	9/30/2009		11,467
Security Life of Denver	5.25%	2/22/2008		50,284
Transamerica Occidental	5.91%	10/6/2008		15,062
State Street STIF	4.71%			176,430
				$6,057,581

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO)
DECEMBER 31, 2007 AND 2006

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 23, 2008

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2007	2006
Assets		
Cash	$ 475	$ 479
Investments, at fair value	196,384	190,485
Due from brokers	-	1,539
Net assets reflecting all investments at fair value	196,859	192,503
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(277)	19
NET ASSETS AVAILABLE FOR BENEFITS	$196,582	$192,522

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 5,704
Participant	10,006
Total contributions	15,710
Investment income	
Net appreciation in fair value of investments	20,253
Interest and dividends	6,819
Other	14
Net investment income	27,086
Total additions	42,796
Deductions	
Benefits paid to participants	(38,644)
Other expenses	(92)
Total deductions	(38,736)
NET INCREASE	4,060
Net assets available for benefits	
Beginning of year	192,522
End of year	$196,582

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1996, employees of Abbott Laboratories' ("Abbott") selected subsidiaries and affiliates in Puerto Rico (the "Company") may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer HR Outsourcing LLC and Mercer Trust Company (collectively, "Mercer") are the custodian ("Custodian") and record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee ("Trustee") of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (Puerto Rico) (the "Trust"). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of three Abbott employees (the "Committee").

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants' pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2007 and 2006, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

The Plan offers thirteen investment options: Abbott common shares, Putnam Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund, Vanguard Institutional Index Fund, Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund, Vanguard Extended Equity Fund Institutional, American Funds EuroPacific Growth Fund and Dodge & Cox Balanced Fund. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off on April 30, 2004, may continue to hold the stock in their accounts.

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Participants are at all times fully vested in the earnings on both participant and vested employer contributions.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2007 and 2006, forfeitures reduced Abbott's contributions by $1,000 and $14,000, respectively. Approximately $14,000 and $-0- of forfeitures were available at the end of 2007 and 2006, respectively, to reduce future Abbott contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation of service, participants are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or the employee's anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

As described in Financial Accounting Standards Board ("FASB") Staff Position, FSP AAG INV-1 and SOP 94-4-1, "*Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans*" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Basis of Accounting - Continued

the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust (the Putnam Stable Value Fund). As of December 31, 2006, the Plan adopted the FSP and, accordingly, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of this investment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "*Fair Value Measurements.*" SFAS No. 157 applies to all fair value measurements not otherwise specified in an existing standard, clarifies how to measure fair value, and expands fair value disclosures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe the adoption of SFAS No. 157 will have a material impact on the Plan's financial statements upon adoption by the Plan in 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the Putnam Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Putnam Stable Value Fund is a collective trust fund that invests primarily in guaranteed investment contracts. The Plan's interest in the Putnam Stable Value Fund is valued based on information reported by the investment advisor using the audited financial statements of the Putnam Stable Value Fund at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and Hospira stock. Mutual fund investment fees are charged against the net assets of the respective fund. The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2007 and 2006 (dollars in thousands):

	2007	2006
Abbott common shares	$137,009	$131,565
Putnam Stable Value Fund*	13,373	15,005

* Represents contract value. Fair value of this investment as of December 31, 2007 and 2006, is $13,650 and $14,986, respectively.

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

NOTE C - INVESTMENTS - Continued

A summary of Abbott common share data as of December 31, 2007 and 2006, is presented below:

	2007	2006
Abbott common shares, 2,440,056 and 2,700,991 shares, respectively (dollars in thousands)	$137,009	$131,565
Market value per share	$56.15	$48.71

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Mutual funds	$ (571)
Common shares/stock	20,824
	$20,253

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and the Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On September 17, 1998, the Department of the Treasury of the Commonwealth of Puerto Rico issued a letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the "Code") and, consequently, is exempt from local income tax. The Plan has been amended since receiving the letter. The Plan's management believes that the Plan is designed and is currently being operated in accordance with the Code.

NOTE G - ACQUISITIONS

On December 15, 2006, Abbott completed its acquisition of Kos Pharmaceuticals, Inc.

On April 21, 2006, Abbott completed its acquisition of the vascular businesses of Guidant Corporation ("Guidant"). Approximately 100 participants from the qualified profit-sharing plan of Guidant's Puerto Rico affiliate were eligible to roll over their account balances from the Guidant plan into the Plan, and a small number of participants rolled their account balances (approximately $276,000) into the Plan in 2006.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 and 2006, to the Form 5500 (dollars in thousands):

	2007	2006
Net assets available for benefits per the financial statements	$196,582	$192,522
Increase (decrease) for adjustment from contract value to fair value for fully benefit-responsive investment contracts	277	(19)
Net assets available for benefits per the Form 5500	$196,859	$192,503

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - Continued

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2007, to the Form 5500 (dollars in thousands):

Total net investment income per the financial statements	$27,086
Increase for adjustment from contract value to fair value for fully benefit-responsive investment contract for 2007	277
Increase for adjustment from contract value to fair value for fully benefit-responsive investment contract for 2006	19
Total net investment income per the Form 5500	$27,382

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common shares		$137,009
Hospira, Inc., common stock		5,519
Mutual funds		
American Funds EuroPacific Growth Fund, Class R5		3,697
Dodge & Cox Balanced Fund		1,040
George Putnam Fund of Boston, Class Y		945
Growth Fund of America, Class R5		1,875
Investment Company of America Fund, Class R5		668
*Putnam Fund for Growth and Income, Class Y		1,881
*Putnam International Equity Fund, Class Y		2,366
*Putnam Voyager Fund, Class Y		3,898
Washington Mutual Investors Fund, Class R5		527
Vanguard Extended Equity Fund Institutional		1,300
Vanguard Institutional Index Fund		1,765
Collective trust fund		
*Putnam Stable Value Fund, Class Y		13,650
*Loans to participants, 4.0% to 9.5%		20,244
		$196,384

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

<u>EXHIBITS</u>

23.1 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.

23.2 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

By: ______________________

Stephen R. Fussell
Plan Administrator

Date: June 26, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.
23.2	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

Grant Thornton

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

We have issued our report dated June 23, 2008, with respect to the financial statements and supplemental schedule of the Abbott Laboratories Stock Retirement Plan on Form 11-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective Date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007

Grant Thornton LLP

Chicago, Illinois
June 23, 2008

Grant Thornton

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

We have issued our report dated June 23, 2008, with respect to the financial statements and supplemental schedule of the Abbott Laboratories Stock Retirement Plan on Form 11-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective Date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007

Grant Thornton LLP

Chicago, Illinois
June 23, 2008

END